

November 15, 2016

Via E-mail
John P. Waldron
Chief Financial and Accounting Officer
Lifeway Foods, Inc.
6431 West Oakton Street
Morton Grove, Illinois 60053

> **Re: Lifeway Foods, Inc.**
> **Form 8-K Filed November 8, 2016**
> **File No. 000-17363**

Dear Mr. Waldron:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within five business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 4.02 Form 8-K Filed November 8, 2016

1.   We note you have determined that your financial statements for the periods identified in your Item 4.02 Form 8-K should no longer be relied upon as a result of certain errors described therein. Rather than amend the quarterly and annual reports on Form 10-Q and 10-K for the periods affected, you intend to include restated financial statements in future Exchange Act reports. Deferring the filing of corrected financial statements and a revised report from your independent registered public accounting firm to future filings rather than amending previously filed reports does not appear to be appropriate. Please amend your filings as soon as practicable. See question 133.01 of the Compliance and Disclosure Interpretations concerning Exchange Act Rules.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 if you have questions regarding the comments above. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources